

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2020

Kenneth Tapp
Chief Executive Officer
MjLink.com, Inc.
3465 Gaylord Court, Suite A509
Englewood, CO 80113

> **Re: MjLink.com, Inc.**
> **Offering Statement on Form 1-A**
> **Filed February 13, 2020**
> **File No. 024-11154**

Dear Mr. Tapp:

     We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular on Form 1-A

Cover Page

1. Please revise your cover page to clearly state that you must receive the minimum proceeds in order for the offering to close and clarify the minimum amount of proceeds required. In some places in the offering circular, it appears that you must sell a minimum of 400 shares for $1,000 while in others the minimum appears to be 2,000,000 shares for $5,000,000 or 8,000,000 shares for $5,000,000. Also, describe the escrow arrangements for this offering, including provisions for, and timing of, the return of funds to investors if the minimum number of securities is not sold. Refer to Item 1(e) and Item 5 of Part II of Form 1-A and Rules 10b-9 and 15c2-4. Finally, file the escrow agreement as an exhibit.

Business, page 3

2. Please revise to explain in detail how your technology platform utilizes blockchain technology, including whether its entails the creation, issuance or use of digital assets.

Fully-Diluted MjLink Common Stock, page 11

3.   Please explain in detail your references here, on page 61 and elsewhere to the conversion of warrants and convertible debt issued by Social Life into shares of MjLink common stock. Disclose when and why these Social Life securities became convertible into shares of MjLink common stock and how the conversion terms were determined. Disclose whether you are offering the MjLink common stock to the holders of Social Life warrants and convertible debt pursuant to this offering statement. File the warrant and convertible debt agreements as exhibits to the Form 1-A.

Risk Factors
"The Subscription Agreement between us and investors...", page 28

4.   We could not find an exclusive forum provision in the subscription agreement filed as Exhibit 4.1. Please advise.

Dilution, page 33

5.   Please explain the reference in this section to a "stock spinout."

Liquidity, Capital Respurces and Plan of Operation, page 41

6.   Please disclose how long you expect your current capital will be able to fund operations and how long you will be able to continue to fund operations if you raise the minimum offering amount or 100% of the maximum offering amount.

Cautionary Advice Regarding Financial Projections Appearing Below, page 42

7.   Please expand your disclosure to provide a more detailed discussion of the assumptions underlying the projections. Indicate the items in your plan of operations that will result in this substantial increase of revenues. That is, explain why your projected revenue will be significantly different than your historical revenue. Since you have a limited operating history, you may not have a reasonable basis to present a forecast especially beyond one year.

8.   Please remove your statement that your financial projections constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 since Section 27A of the Securities Act does not apply to you.

Executive Compensation
Resignation, Retirement, Other Termination or Change in Control Arrangements, page 55

9.   Please file your employment agreement with Mr. DiSiena as an exhibit. Refer to paragraph 6(c) of Item 17 of Form 1-A.

<u>Description of Capital Stock, page 58</u>

10. It appears that you intend to amend and restate your certificate of incorporation and bylaws prior to qualification of this offering and that they will include several new provisions. Please advise whether this is the case. If so, we note that your expected forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly.

11. Please explain your references in this section to FCCG and FAT Brands, Inc.

<u>Plan of Distribution, page 62</u>

12. You disclose on page 63 that, after you close on the $5,000,000 minimum offering amount, you "may hold one or more additional closings for additional sales...up to the maximum number of Offered Shares and any Additional Shares." Please explain your reference to Additional Shares.

13. You state in this section that you plan to apply to list your common stock on the Nasdaq Capital Market if you realize net minimum proceeds of $4.3 million. You go on to state, however, that to meet the requirements for listing on Nasdaq, you must realize minimum net proceeds of $17.2 million. Please advise.

<u>Where You Can Find More Information, page 66</u>

14. Please revise to discuss your reporting obligations under Regulation A rather than under the Securities Exchange Act of 1934. Refer to Rule 257 of Regulation A. Since you will not be a reporting company under the Exchange Act, you should revise your disclosure throughout the offering circular so that it does not emphasize matters relevant only if you are an Exchange Act reporting company, such as emerging growth company status.

Part III – Exhibits, page 68

15. You indicate that the Consent of BF Borgers CPA PC was filed as Exhibit No. 11.1. However, the exhibit appears to be the Independent Auditor's Report. Please file a consent from your independent accountants in accordance with Part III - Exhibits, Item 17.11, to Form 1-A. Present the Auditor's report near the audited financial statements.

Financial Statements, page F-1

16. Your audit opinion does not appear to conform to certain language outlined within AU Section 508. Please consult with your independent auditors and include the revised audit report with the audited financial statements.

Note 2 - Summary of Significant Accounting Policies
Basis of presentation, page F-6

17. You disclose that you "operated as a free to use group of social networks, websites and mobile apps through December 31st, 2018." Since MjLink represents a subsidiary or division of the parent, the historical income statement should reflect all the cost of doing business. Please disclose how you identified and allocated expenses incurred on your behalf or explain why there are no expenses identified and allocated for the year ending December 31, 2018. We refer you to SAB Topic 1.B.1.

18. You disclose in Note 6 - Stock Warrants that your parent executed a cashless conversion and conversion into MjLink shares of common stock. Please describe the terms of the spinoff transaction and explain whether the transaction will be pro-rata. In addition, provide an accounting analysis of whether the transaction is a forward or reverse spin-off. We refer you to ASC 505-60-25-8.

General

19. We note you intend to increase the price at which you offer your common stock under this offering statement when certain sales thresholds have been reached. This proposed pricing structure, however, does not appear to comply with the requirement in Rule 251(d)(3)(ii) that securities offered under Regulation A be offered at a fixed price. Please revise your offering to sell your common stock at a fixed price. If you wish to change the purchase price during the offering, you should file an offering circular supplement or post-qualification amendment, as applicable.

20. Please reconcile your disclosure that you are a wholly-owned subsidiary of Social Life Network, Inc. with your disclosure that you have 8,849,415 shares of common stock outstanding that are beneficially held, in part, by the persons listed in the table on page 58.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Amanda Kim, Staff Accountant, at (202) 551- 3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Frederick M. Lehrer